FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1
7

May 2008

HSBC TO ACQUIRE
7
3.
21

PER CENT

OF
IL&FS
INVESTSMART
 IN
INDIA

*** An investment in one of
India
's leading retail brokerages ***
*** Gains a foothold in a market with 20 million retail
investors
 ***

HSBC, through Group subsidiaries, is to acquire 73.21 per cent of
IL&FS Investsmart Limited (
"
Investsmart
"
)
, a leading
retail
brokerage house in
India
.

Under the terms of the agreements, HSBC proposes to acquire a 43.85 per cent stake from E*
T
RADE

Mauritius
Limited
,
 an indirectly wholly-owned subsidiary of E*TRADE Financial Corporation,

and
 an additional 29.36 per cent from
Infrastructure Leasing and Financi
al
 Services Limited
 ("IL&FS").
Both
shareholders
 will receive a price of
INR
200
 per share for their respective stakes, making
a total consideration of
INR10,225.5
m
illion
(approximately US$
241.6
 million).

In addition, IL&FS will be paid
,

as part of a three-year non-compete agreement,

INR82
0
.
1
 million (approximately US$19.4 million)
.

HSBC will
also
make an open offer to
acquire
up to
20
 per cent
 of
the remaining shares in
Investsmart.
Details of the open offer to Investsmart shareholders
will be published in the Indian press and distributed to shareholders in accordance with local regulations.

Sandy Flockhart,
Group Managing Director
and Chief Executive Officer of HSBC Asia Pacific, said: "
T
he acquisition of Investsmart is consistent with
HSBC's stated strategy of investing primarily in faster growing emerging markets
 and
India
 represents a high priority market for us.
This investment is of strategic importance to HSBC as it gives us a foothold in one of the largest retail broking markets in the world. With over 20 million retail investors,
India
 has the world's third largest investor base and its National and
Bombay
 stock exchanges are respectively the third and fifth largest stock exchanges globally by transaction volume."

Stuart Gulliver, Chief Executive of Global Banking and Markets
,
 said
:

"
This acquisition fits with Global Banking and Markets emerging markets-led strategy and leverages HSBC
's
 global distribution capabilities.
 We will benefit from an
expanded institutional broking, equity capital markets and investment banking platform in a rapidly growing marketplace that offers great opportunity.
"

Naina Lal Kidwai, Group General Manager and Chief Executive Officer, HSBC in
India
, added: "
Investsmart
'
s retail brokerage business
will b
e a great addition to
o
ur
offering in
India

and
Investsmart's local expertise and strong management team will play a key role in
strengthening our service proposition
 in
India
.
"

HSBC will be making the acquisition through Group subsidiaries, including
HSBC Securities and Capital Markets (
India
) Private Limited, the Group's
securities
arm in
India
.
The agreement and open offer are subject to regulatory and other approvals.

With
a market capitalisation of approximately US$300 million,
Investsmart
 is listed on the National Stock Exchange and
the
Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange.

Media enquiries
Gareth Hew
ett

+852 2822 4929

garethhewett@hsbc.com.hk

Vinh Tran

+852 2822 4924

vinhtran@hsbc.com.hk

Notes to editors

1

HSBC in
India
The HSBC Group in
India
 is represented by several entities including The Hongkong and Shanghai Banking Corporation Limited which offers a full range of banking and financial services to its over 2 million customers in
India
 through its 47 branches and 170 ATMs across 26 cities. HSBC is one of
India
's leading financial services groups, with over 33,000 employees in its banking, investment banking and capital markets, asset management, insurance broking,
two global IT
 development
 centres
 and
six
global resourcing operations in the country. The Bank is t
he founding and a principal member of the HSBC Group which, with over
 10,000 offices in 8
3
 countries and territories and assets of US$
2,354
 billion at 3
1 December
 200
7
, is one of the world's largest banking and financial services organisations.

2.
IL&FS Investsmart Limited (Investsmart)
IL&FS Investsmart Group (
"
IIL
"
) is one of
India
's leading financial services organizations. IIL, through its subsidiaries in
India
 and
Singapore
, provides a wide range of investment products to its retail and institutional clients including equity
and

commodity broking, investment banking, insurance broking
and

distribution, mutual funds distribution and related financing services.

IIL's 2
,
000 employees provide a complete range of investment solutions to over 138,000 customers in India through its 88 branches and 190 franchisee outlets from 133 cities and has been recognized as "National Best Performing Financial Advisor - Retail" for two years in a row (06-07
and

07-08)
 by CNBC TV 18
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                        Date: May 19, 2008